UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

February 15, 2007

Commission File Number: 001-14534

Precision Drilling Trust
(Exact name of registrant as specified in its charter)

4200, 150 - 6th Avenue S.W.
Calgary, Alberta
Canada T2P 3Y7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___  Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____     No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRECISION DRILLING TRUST By its Administrator PRECISION DRILLING CORPORATION

Dated: February 15, 2007	By:	/s/ Darren Ruhr
Name: Darren Ruhr
Title: Corporate Secretary

Exhibit	Title

1	PRESS RELEASE- PRECISION DRILLING TRUST REPORTS 2006 YEAR AND FOURTH QUARTER EARNINGS

NEWS RELEASE

Calgary, Alberta, Canada - February 15, 2007
(Canadian dollars unless stated otherwise)

PRECISION DRILLING TRUST REPORTS 2006 YEAR AND FOURTH QUARTER EARNINGS

This news release contains “forward-looking information and statements” within the meaning of applicable securities laws. For a full discussion of the forward-looking information and statements and the risks to which they are subject, see the "Forward-Looking Information and Statements Advisory" on page 7.

Precision Drilling Trust ("Precision" or the "Trust") announced today that earnings from continuing operations for the fourth quarter of 2006 were $126 million or $1.01 per diluted unit, compared to $121 million or $0.96 per diluted unit for the fourth quarter of 2005. In the prior year, fourth quarter earnings from continuing operations were reduced by one-time charges of $75 million and $0.53 per diluted unit, net of tax.

For the year ended December 31, 2006, Precision’s earnings from continuing operations were a record $573 million or $4.56 per diluted unit compared to $221 million or $1.76 per diluted unit in 2005. In the prior year, earnings from continuing operations were reduced by one-time charges of $160 million and $1.04 per diluted unit, net of tax.

Revenue in the quarter was down from the prior year with the Contract Drilling Services segment decreasing 28% to $223 million and the Completion and Production Services segment decreasing 13% to $108 million. Equipment utilization declined significantly while pricing held firm. Drilling rig operating days fell by 18% over third quarter 2006 and were 33% lower than the fourth quarter of 2005. Demand for services was adversely impacted by the persistent decline in natural gas and oil price trends.

Financial Highlights
Three months ended December 31,	Years ended December 31,
(stated in thousands of Canadian dollars, except per unit/share amounts)	2006	2005	% Change	2006	2005	% Change
Revenue	$328,049	$427,861	(23)	$1,437,584	$1,269,179	13
Operating earnings(1)	132,396	175,897	(25)	595,279	465,378	28
Earnings from continuing operations	126,474	120,877	5	572,512	220,848	159
Net earnings	127,436	83,546	53	579,589	1,630,563	(64)
Funds provided by continuing operations(2)	153,946	114,687	34	648,657	209,988	209
Net capital spending from continuing operations	68,591	37,943	81	233,693	140,057	67
Distributions to unitholders - declared in cash	116,912	70,510	66	447,001	70,510	534
Distributions to unitholders - declared in-kind	24,523	-	-	24,523	-	-
Per unit/share information:
Earnings from continuing operations	1.01	0.96	5	4.56	1.76	159
Net earnings	1.01	0.66	53	4.62	13.00	(64)
Distributions - declared in cash	0.93	0.56	66	3.56	0.56	536
Distributions - declared in- kind	$0.195	$-	-	$0.195	$-	-
(1) Operating earnings is not a recognized measure under Canadian generally accepted accounting principles (“GAAP”). Management believes that in addition to net earnings, operating earnings is a useful supplemental measure as it provides an indication of the results generated by Precision’s principal business activities prior to consideration of how those activities are financed or how the results are taxed. Investors should be cautioned, however, that operating earnings should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of Precision’s performance. Precision’s method of calculating operating earnings may differ from other entities and, accordingly, operating earnings may not be comparable to measures used by other entities.

(2) Funds provided by continuing operations is not a recognized measure under GAAP. Management believes that in addition to cash provided by continuing operations, funds provided by continuing operations is a useful supplemental measure. It provides an indication of the funds generated by Precision’s principal business activities prior to consideration of the changes in non-cash working capital balances which can vary from quarter to quarter given the seasonality of equipment utilization in western Canada, Precision’s principal area of operation..

Earnings from continuing operations in the fourth quarter of 2006 were $126 million compared with $121 million in 2005, an increase of $0.05 per diluted unit. Adjusted for the impact of one-time charges against prior year fourth quarter earnings from continuing operations of $75 million, the current quarter represented a decrease of $0.48 per diluted unit, or 32%. These one-time charges included $18 million for the reorganization of Precision into an income trust, $51 million for the loss on a short-term investment in Weatherford International Ltd., and $6 million for the repayment of outstanding debentures. Precision converted to an income trust on November 7, 2005 and realized the benefit of a lower effective tax rate for the full quarter in 2006.

For the year ended December 31, 2006, earnings from continuing operations were $573 million compared with $221 million in 2005, an increase of $2.80 per diluted unit. One-time charges incurred in 2005 represented $1.04 per diluted unit of this increase. The lower effective income tax rate as an income trust and enacted tax rate reductions contributed an increase over the prior year of $1.21 per diluted unit. The remaining increase of $0.55 per diluted unit was due in large part to pricing and activity strength in the first half of 2006.

West Texas Intermediate crude oil averaged US$66.11 per barrel in 2006 versus US$56.49 in 2005 and Henry Hub natural gas averaged US$6.73 per MMBtu in 2006 versus US$8.95 in 2005. The spot price for natural gas decreased amid concerns over high gas storage levels and expectations of a warm winter in North America. Oil prices retreated in the quarter from a record high in July but remained relatively strong. Henry Hub natural gas spot prices ranged from a fourth quarter high of US$8.45 per MMBtu to a low of US$3.62 on October 2, 2006, compared to a range of US$15.39 to US$8.79 in the same quarter of the prior year. The one-year forward price for North American natural gas weakened to trade in a range of approximately $6.50 to $8.50 on Canadian and U.S. exchanges in the quarter.

During 2006, the persistent downward trend in commodity prices, natural gas in particular, led to lower fourth quarter demand for all of Precision’s services in western Canada. To close out the fourth quarter, 3,595 new well licenses were issued in western Canada in December, the second highest monthly total in 2006. For January 2007, Precision’s drilling rig operating day utilization was 66% compared to 83% in January 2006.

“As industry activity decreases and the market becomes increasingly competitive, we continue to listen carefully to our customers to ensure we are meeting their needs. We anticipate a competitive market as the winter season ends and our down to earth strategy in 2007 keeps us focused on the basics - capital allocation, cost control, and the welfare of our people,” said Gene Stahl, President and Chief Operating Officer of Precision.

Capital Expenditure Initiatives

For the fourth quarter of 2006, Precision reports the following developments to its previously announced capital and organic growth initiatives:

•	Secured a contract to deploy a 1,000-horsepower drilling rig from Canada to the U.S. market.
•	Established terms with a core customer to build two 3,000-metre Super SingleTM drilling rigs for the oil sands market in northern Alberta.
•	Deferred construction of the second set of five drilling rigs for the U.S. market until customer commitments are secured.
•	Decommission two single-style drilling rigs from its Canadian fleet.

Precision continues to execute and build on planned organic growth initiatives. For 2006, Precision invested $171 million in expansion capital and $92 million in productive capacity maintenance. Combined with the $16 million business acquisition of Terra Water Group Ltd., Precision increased its asset base by $279 million in 2006. The majority of the expansion capital for 2006 related to the planned addition of 32 new drilling rigs. A total of 13 rigs were commissioned in 2006 and Precision expects to deliver 16 rigs in 2007 with the remaining three in 2008. Of the 13 rigs commissioned in 2006, four were put in service during the fourth quarter.

The expansion of Precision’s Contract Drilling Services segment in the United States is proceeding with full fourth quarter utilization for the Super SingleTM rig drilling in Texas. Precision deployed a second rig to the United States from Canada which began drilling in January 2007 under contract for work in Colorado. The first of five new rigs under long-term customer commitment is scheduled for delivery during the second quarter of 2007. Precision continues to explore growth opportunities and expects to have a fleet of at least seven drilling rigs operating in the United States by the end of 2007. As conditions warrant, Precision may deploy additional rigs from Canada into this market.

The previously announced capital expenditure program for 2007 has been increased to an estimated $300 million for a net addition of $15 million. Reduced capital requirements associated with the deferral of the five rigs for the United States have been more than offset by capital expenditures deferred from 2006 and for the additional two rigs noted above. Upon completion of the planned organic growth program in 2008, Precision expects to operate a drilling rig fleet of 260 - with 253 rigs in western Canada and seven in the United States - a 13% increase over the year-end 2005 fleet of 230. During the first half of 2007, the Completion and Production Services segment in Canada expects to add two new service rigs to bring the fleet to 239, add four new stand-alone units to bring the total snubbing fleet to 30, and continue to construct additional wastewater treatment units.

Financial Position

The fourth quarter of 2006 is further highlighted by the following financial developments:

•
Precision declared monthly cash distributions of $0.31 per diluted unit for aggregate distributions declared of $117 million or $0.93 per diluted unit plus a special year end in-kind distribution of $25 million or $0.195 per diluted unit. Total distributions for the quarter were $141 million or $1.125 per diluted unit. The special in-kind distribution consisted of Trust and Exchangeable LP units which were immediately consolidated on the settlement date so that the number of outstanding Trust and Exchangeable LP units were the same before and after the distribution, such that unitholders did not receive any additional units. This special year-end distribution was required so that the 2006 distributions were at least equal to the Trust’s taxable income for 2006 and was distributed in-kind to minimize debt levels and retain balance sheet strength to fund planned asset growth.

•	Precision’s distribution reinvestment plan generated cash of $4 million and on December 18, 2006 was suspended.
•	Long-term debt decreased by $25 million during the quarter to $141 million for a long-term debt to long-term debt plus equity ratio of 10%.
•	Working capital decreased by $51 million during the quarter to $166 million as lower activity levels decreased revenue and corresponding accounts receivable.

Results of Continuing Operations

For the first time in five quarters, Precision’s operating results were down from the comparable quarter in the prior year. Revenue of $328 million and operating earnings of $132 million in the fourth quarter of 2006 represent decreases of 23% and 25% respectively, compared to the same period in 2005. Despite the decline in equipment activity, firm pricing helped maintain operating earnings as a percentage of revenue at 40% in the fourth quarter of 2006 versus 41% in the fourth quarter of 2005.

Activity for the quarter was down 33% for drilling rigs and 23% for service rigs from the prior year, consistent with industry declines of approximately 24% in the number of wells rig released and the number of rigs working. These declines were attributable to lower demand brought about primarily by the decline in natural gas prices. In addition, new rig capacity in the industry adversely impacted overall equipment utilization rates. Precision’s lower activity was partially offset by pricing established in the fourth quarter of 2005 and other increases which have held throughout 2006.

Precision’s continuing operations are reported in two segments. The Contract Drilling Services segment includes the contract drilling rig, camp and catering, oilfield supply, and manufacturing divisions. The Completion and Production Services segment includes the service rig, snubbing, rental and wastewater treatment divisions. The following table contains important financial and operating statistics for Precision’s drilling rigs and service rigs.
Three months ended December 31,	2006	2005	% Change
Contract Drilling Services:
Number of drilling rigs (end of period)	241	230	5
Drilling operating days (excluding move days)	9,649	14,350	(33)
Drilling revenue per operating day	$21,250	$19,700	8
Drilling rig operating day utilization	43%	68%

Completion and Production Services:
Number of service rigs (end of period)	237	237	-
Service rig operating hours	109,737	142,122	(23)
Service revenue per operating hour	$771	$679	14
Service rig operating hour utilization	50%	65%

Years ended December 31,	2006	2005	% Change
Contract Drilling Services:
Number of drilling rigs (end of period)	241	230	5
Drilling operating days (excluding move days)	44,938	46,937	(4)
Drilling revenue per operating day	$20,518	$18,034	14
Drilling rig operating day utilization	53%	56%

Completion and Production Services:
Number of service rigs (end of period)	237	237	-
Service rig operating hours	480,137	477,232	1
Service revenue per operating hour	$712	$600	19
Service rig operating hour utilization	56%	55%

In Canada, industry drilling rig operating days decreased by approximately 27% in the fourth quarter of 2006 to 35,682. Industry wells drilled, on a rig release basis, decreased by 24% to 5,339 and the available rig count increased by 11% to approximately 832 compared to the fourth quarter of 2005.

Precision’s drilling rig operating days during the fourth quarter of 2006 were 9,568 compared with 14,350 in 2005, a decrease of 33%. The average operating days per well increased by 3% to 7.4 days for the fourth quarter of 2006 compared to 7.2 days in 2005. The camp and catering division experienced an activity decrease, achieving 3,730 camp days for a 39% decline over the prior year.

Precision’s service rig operating hours during the fourth quarter of 2006 were 109,737 compared to 142,122 in 2005, a decrease of 23%. Well service rig operating hours were down over the prior year due to the general decline in industry activity related to natural gas. Demand for rental equipment followed downward industry trends and was 15% lower than last year. For Precision’s snubbing division, quarterly activity was down 27% over the prior year as a result of lower natural gas well activity.

Operating costs increased from 45% of revenue in the fourth quarter of 2005 to 47% in 2006. Overall, the increase was mainly caused by a 13% rise in costs per operating day for contract drilling and 15% per operating hour in well servicing which included crew wage increases of 4% implemented in the fourth quarter of 2006 and increases in third party labour and material costs. Historically, on October 1, a winter rate adjustment for these costs is passed on to customers. This year Precision was, in many cases, unable to increase rates to absorb these costs. In addition, equipment repair and maintenance costs were higher on a per-day and per-hour basis as scheduled equipment maintenance was deferred from earlier in 2006 due to a shortage of maintenance infrastructure. Further, lower activity in the fourth quarter of 2006 contributed to increased fixed operating costs on a per-day basis in contract drilling and on a per-hour basis in well servicing.

General and administrative costs for the fourth quarter were $22 million, an increase of $2 million over the same period in 2005 due to the accrual of long-term incentive compensation expenses.

Depreciation and amortization expenses in the fourth quarter of 2006 were $18 million, a decrease of 8% over the same period of 2005. Depreciation in the Contract Drilling Services segment was down from the prior year due to lower equipment utilization offset by a higher capital asset base. Depreciation in the Completion and Production Services segment was slightly higher in the current quarter due to an increase in the capital asset base offset by gains on disposal.

Net interest expense in the fourth quarter of 2006 was $2 million versus net interest income in the prior year of $0.3 million.

The Trust’s effective income tax rate, before enacted tax rate reductions, on earnings from continuing operations before income taxes was 3% in the fourth quarter and 6% for the 2006 fiscal year. The comparatively low effective income tax rate was primarily a result of the conversion to an income trust part way through the comparative quarter of 2005 which had the effect of shifting all or a portion of the income tax burden of the Trust to unitholders.

The $1 million gain, net of tax, on discontinued operations in the fourth quarter of 2006 related to the collection of additional proceeds on dispositions completed in 2005.

Distribution Policy of the Trust

With Precision Drilling Corporation’s conversion to an income trust effective November 7, 2005, the Trust adopted a policy of making monthly cash distributions to unitholders. Distributions may be reduced, increased, paid in-kind, or suspended entirely, depending on the operations of Precision, the performance of its assets, or legislative changes in tax laws by governments in Canada. The actual cash flow available for distribution to holders of Trust units and holders of Exchangeable LP units is a function of numerous factors, including: Precision’s financial performance; debt covenants and obligations; working capital requirements; productive capacity maintenance expenditures and expansion capital expenditure requirements for the purchase of property, plant and equipment; and, the number of units outstanding.

On October 31, 2006, the Government of Canada announced a Tax Fairness Plan containing its intention to bring about new tax measures including "a Distribution Tax on distributions from publicly traded income trusts and limited partnerships." The government is proposing a four-year transition period for existing income trusts and limited partnerships whereby the new measures will not apply until their 2011 taxation year. Under the proposal, "flow-through entities" will be taxed more like corporations and their investors will be treated more like shareholders. The proposed new tax measures will impair the flow-through nature of Precision Drilling Trust's current tax structure and will require in-depth review, examination and assessment pending enactment into tax law.

During the fourth quarter of 2006 the Trust declared cash distributions of $0.93 for each of the units outstanding, including Exchangeable LP units, for total declared cash distributions of $117 million. The Trust also declared a special year-end in-kind distribution so that the 2006 total distributions were at least equal to the Trust’s taxable income for 2006, as required under the Declaration of Trust. Immediately after the special in-kind distribution, the outstanding units were consolidated so that the number of units remained unchanged from the number of units outstanding prior to the special in-kind distribution. The 2006 total cash distributions declared were $447 million or $3.56 per diluted unit with a special in-kind distribution of $25 million or $0.195 per diluted unit also declared.

Key factors for consideration in determining actual cash flow available for distribution, in a historical context, are disclosed within the consolidated statements of cash flow. The increase or decrease in cash is shown for each of the operating, investing and financing activities undertaken by the Trust. Certain activities related to operating and investing are noted below:

•
Within operating activities, cash provided by continuing operations for the 2006 year was $610 million. Adjusted for cash used in changes in non-cash working capital balances of $39 million, funds of $649 million were provided from operations.

•
Within investing activities, in 2006, additions to property, plant and equipment were $263 million. Purchases included $171 million for capital expenditures to expand Precision’s underlying asset base and $92 million for maintenance capital expenditures to sustain and upgrade existing property, plant and equipment.

The oilfield service industry in Canada can be extremely cyclical as commodity price fluctuations can be compounded by seasonal trends. Accordingly, there could be a wide fluctuation in financial performance from quarter to quarter, year over year and quarterly results should not be annualized. Seasonally, the first quarter is usually the most active as winter ground conditions typically allow complete access to well locations. In the second quarter, spring weather softens ground conditions and can slow oilfield service activity dramatically. Subject to dry weather, activity resumes and may sequentially gain momentum in the third and fourth quarters.

Forward-Looking Information and Statements Advisory

Certain statements contained in this news release, including statements related to Precision’s planned capital expenditures, planned expansion in the U.S., planned growth in the Completion and Production Services and the Contract Drilling Services segments and statements that contain words such as “anticipate”, “could”, “should”, “may”, “expect”, “believe”, “will”, “plan” and similar terms are not historical facts and constitute “forward-looking information” within the meaning of Canadian Securities laws and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking information and statements involve known and unknown risks and uncertainties which may cause the actual results, performance or achievements of Precision to be materially different from any future results, performances or achievements expressed or implied by such forward-looking information and statements. Such factors include fluctuations in the market for oil and natural gas and related products and services; changes in commodity prices; competition; political and economic conditions in countries in which Precision does business; the demand for services provided by Precision; weather conditions; changes in laws and regulations, including environmental regulations, to which Precision is subject; and other factors, which are described in further detail in Precision's filings with Canadian securities regulators and the United States Securities and Exchange Commission.

PRECISION DRILLING TRUST
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS (DEFICIT)

Three months ended December 31,	Years ended December 31,
CDN $000’s, except per unit/share amounts (unaudited)	2006	2005	2006	2005

Revenue	$328,049	$427,861	$1,437,584	$1,269,179

Expenses:
Operating	155,733	192,111	688,207	641,805
General and administrative	22,250	19,902	81,217	76,397
Depreciation and amortization	17,910	19,465	73,234	71,561
Foreign exchange	(240)	2,974	(353)	(3,474)
Reorganization costs	-	17,512	-	17,512
	195,653	251,964	842,305	803,801

Operating earnings	132,396	175,897	595,279	465,378

Interest	1,873	(297)	8,029	29,270
Premium on redemption of bonds	-	6,402	-	71,885
Loss on disposal of short-term investments	-	50,730	-	70,992
Other	-	-	(408)	-

Earnings from continuing operations before income taxes	130,523	119,062	587,658	293,231
Income taxes:
Current	4,676	25,103	34,526	241,402
Future	(627)	(26,918)	(19,380)	(169,019)
	4,049	(1,815)	15,146	72,383

Earnings from continuing operations	126,474	120,877	572,512	220,848
Discontinued operations, net of tax	962	(37,331)	7,077	1,409,715

Net earnings	127,436	83,546	579,589	1,630,563

Retained earnings (deficit), beginning of period	(181,220)	2,569,959	(303,284)	1,041,683
Adjustment on cash purchase of employee stock options	-	(23,346)	-	(42,087)
Reclassification from contributed surplus on cash buy-out of employee stock options	-	23,215	-	23,215
Distribution of disposal proceeds	-	(2,851,784)	-	(2,851,784)
Repurchase of common shares of dissenting shareholders	-	(34,364)	-	(34,364)
Distributions declared	(141,435)	(70,510)	(471,524)	(70,510)

Retained earnings (deficit), end of period	$(195,219)	$(303,284)	$(195,219)	$(303,284)
Earnings per unit/share from continuing operations:
Basic	$1.01	$0.97	$4.56	$1.79
Diluted	$1.01	$0.96	$4.56	$1.76
Earnings per unit/share:
Basic	$1.01	$0.67	$4.62	$13.22
Diluted	$1.01	$0.66	$4.62	$13.00

Units/shares outstanding (000’s)	125,758	125,461	125,758	125,461
Weighted average units/shares outstanding (000’s)	125,687	124,862	125,545	123,304
Diluted unit/shares outstanding (000’s)	125,687	126,047	125,545	125,412

PRECISION DRILLING TRUST
CONSOLIDATED BALANCE SHEETS

CDN $000’s (unaudited)	December 31, 2006	December 31, 2005

Assets

Current assets:
Accounts receivable	$354,671	$500,655
Income taxes recoverable	8,701	-
Inventory	9,073	7,035
	372,445	507,690

Property, plant and equipment, net of accumulated depreciation	1,107,617	943,900
Intangibles, net of accumulated amortization	375	465
Goodwill	280,749	266,827
	$1,761,186	$1,718,882

Liabilities and Unitholders’ Equity

Current liabilities:
Bank indebtedness	$36,774	$20,468
Accounts payable and accrued liabilities	130,202	134,303
Income taxes payable	-	163,530
Distributions payable	38,985	36,635
	205,961	354,936

Long-term incentive plan payable	22,699	-
Long-term debt	140,880	96,838
Future income taxes	174,571	192,517

Unitholders’ equity:
Unitholders’ capital	1,412,294	1,377,875
Deficit	(195,219)	(303,284)
	1,217,075	1,074,591

	$1,761,186	$1,718,882

Units outstanding (000’s)	125,758	125,461

PRECISION DRILLING TRUST
CONSOLIDATED STATEMENTS OF CASH FLOW

CDN $000’s	Three months ended December 31,		Years ended December 31,
(unaudited)	2006	2005	2006	2005

Cash provided by (used in):
Continuing operations:
Earnings from continuing operations	$126,474	$120,877	$572,512	$220,848
Adjustments and other items not involving cash:
Long-term incentive plan compensation	10,192	-	22,699	-
Depreciation and amortization	17,910	19,465	73,234	71,561
Future income taxes	(627)	(26,918)	(19,380)	(169,019)
Stock-based compensation	-	3,953	-	11,229
Premium on redemption of bonds	-	(65,483)	-	-
Write off of deferred financing costs	-	7,664	-	7,664
Loss on disposal of short-term investments	-	50,730	-	70,992
Amortization of deferred financing costs	-	79	-	1,453
Unrealized foreign exchange loss (gain) on long-term monetary items	(3)	4,320	-	(4,740)
Other	-	-	(408)	-
Changes in non-cash working capital balances	287	(168,274)	(38,913)	(3,975)
	154,233	(53,587)	609,744	206,013
Discontinued operations:
Funds provided by (used in) discontinued operations	-	(12,547)	-	183,330
Changes in non-cash working capital balances of discontinued operations	-	(16,760)	-	(86,310)
	-	(29,307)	-	97,020
Investments:
Business acquisitions, net of cash acquired	(25)	-	(16,428)	(30,421)
Purchase of property, plant and equipment	(72,333)	(44,840)	(263,030)	(155,231)
Proceeds on sale of property, plant and equipment	3,742	6,897	29,337	15,174
Proceeds on disposal of discontinued operations	-	519	7,337	1,306,799
Proceeds on disposal of investments	-	14,569	510	14,569
Purchase of property, plant and equipment of discontinued operations	-	-	-	(128,214)
Proceeds on sale of property, plant and equipment of discontinued operations	-	-	-	17,785
Purchase of intangibles	-	-	-	(20)
Changes in non-cash working capital balances	(3,080)	4,845	7,551	(2,912)
	(71,696)	(18,010)	(234,723)	1,037,529
Financing:
Distributions paid	(116,867)	(33,875)	(444,651)	(33,875)
Repayment of long-term debt	(24,691)	(703,958)	(204,910)	(703,970)
Increase in long-term debt	-	96,826	248,338	96,826
Issuance of trust units	4,174	-	9,896	-
Issuance of trust units on exercise of options	-	8,263	-	8,263
Issuance of trust units on purchase of options	-	5,504	-	5,504
Distribution of disposal proceeds	-	(844,334)	-	(844,334)
Cash buy-out of employee stock options	-	(35,583)	-	(64,147)
Repurchase of common shares of dissenting shareholders	-	(43,299)	-	(43,299)
Issuance of common shares on exercise of options	-	33,408	-	73,930
Change in non-cash working capital balances	22,060	12,237	-	22,060
Change in bank indebtedness	32,787	20,468	16,306	20,468
	(82,537)	(1,484,343)	(375,021)	(1,462,574)

Increase (decrease) in cash and cash equivalents	-	(1,585,247)	-	(122,012)
Cash and cash equivalents, beginning of period	-	1,585,247	-	122,012
Cash and cash equivalents, end of period	$-	$-	$-	$-

PRECISION DRILLING TRUST
SEGMENT INFORMATION

	Contract	Completion
Three months ended December 31, 2006 CDN $000’s (unaudited)	Drilling Services	& Production Services	Corporate & Other	Inter-segment Eliminations	Total

Revenue	$223,162	$107,915	$-	$(3,028)	$328,049
Operating earnings	103,916	39,755	(11,275)	-	132,396
Depreciation and amortization	9,163	7,874	873	-	17,910
Total assets	1,198,284	507,510	55,392	-	1,761,186
Goodwill	172,440	108,309	-	-	280,749
Capital expenditures*	62,954	8,979	400	-	72,333

	Contract	Completion
Three months ended December 31, 2005 CDN $000’s (unaudited)	Drilling Services	& Production Services	Corporate & Other	Inter-segment Eliminations	Total

Revenue	$307,941	$123,896	$-	$(3,976)	$427,861
Operating earnings	155,477	50,833	(30,413)	-	175,897
Depreciation and amortization	11,386	7,275	804	-	19,465
Total assets	1,159,687	486,701	72,494	-	1,718,882
Goodwill	172,440	94,387	-	-	266,827
Capital expenditures*	35,668	7,047	2,125	-	44,840

	Contract	Completion
Year ended December 31, 2006 CDN $000’s (unaudited)	Drilling Services	& Production Services	Corporate & Other	Inter-segment Eliminations	Total

Revenue	$1,009,821	$441,017	$-	$(13,254)	$1,437,584
Operating earnings	473,624	163,119	(41,464)	-	595,279
Depreciation and amortization	38,573	32,013	2,648	-	73,234
Total assets	1,198,284	507,510	55,392	-	1,761,186
Goodwill	172,440	108,309	-	-	280,749
Capital expenditures*	220,397	39,273	3,360	-	263,030

	Contract	Completion
Year ended December 31, 2005 CDN $000’s (unaudited)	Drilling Services	& Production Services	Corporate & Other	Inter-segment Eliminations	Total

Revenue	$916,221	$369,667	$-	$(16,709)	$1,269,179
Operating earnings	404,385	121,643	(60,650)	-	465,378
Depreciation and amortization	39,233	27,402	4,926	-	71,561
Total assets	1,159,687	486,701	72,494	-	1,718,882
Goodwill	172,440	94,387	-	-	266,827
Capital expenditures*	106,986	34,556	13,689	-	155,231

* excludes business acquisitions

PRECISION DRILLING TRUST
CANADIAN DRILLING OPERATING STATISTICS

	Three months ended December 31,
	2006			2005

	Precision	Industry*	Market Share %	Precision	Industry*	Market Share %

Number of drilling rigs	240	832	29	230	752	31
Number of operating days (spud to release)	9,568	35,682	27	14,350	48,809	29
Wells drilled	1,299	5,339	24	1,983	7,053	28
Average days per well	7.4	6.7		7.2	6.9
Metres drilled (000’s)	1,672	6,571	25	2,489	8,488	29
Average metres per day	175	184		173	174
Average metres per well	1,287	1,231		1,255	1,203
Rig utilization rate	43.2%	47.3%		68.0%	71.1%

	Years ended December 31,
	2006			2005
	Precision	Industry*	Market Share %	Precision	Industry*	Market Share %

Number of drilling rigs	240	832	29	230	752	31
Number of operating days (spud to release)	44,768	158,416	28	46,937	158,286	30
Wells drilled	6,180	22,575	27	7,766	24,351	32
Average days per well	7.2	7.0		6.0	6.5
Metres drilled (000’s)	7,810	27,373	29	8,901	28,143	32
Average metres per day	174	173		190	178
Average metres per well	1,264	1,213		1,146	1,156
Rig utilization rate	52.1%	55.1%		56.1%	59.6%

* Excludes non-CAODC rigs and non-reporting CAODC members and has been compiled with estimates by Precision.

A conference call to review the fourth quarter results is scheduled for 12:00 noon MT on Thursday, February 15, 2007.

The conference call dial in number is 1-877-888-4210 or 416-695-5261

A live webcast of the conference call will be accessible on Precision’s website at www.precisiondrilling.com by selecting “Investor Relations”, then “Webcasts”.

An archived recording of the conference call will be available approximately one hour after the completion of the call until February 22, 2007 by dialing 1-888-509-0081 or 416-695-5275, passcode 638397.

Precision is Canada’s largest energy services trust and the leading provider of energy services to the Canadian oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision Drilling Trust is listed on the Toronto Stock Exchange under the trading symbol “PD.UN” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information please contact Doug Strong, Chief Financial Officer of Precision Drilling Corporation, Administrator of Precision Drilling Trust, 4200, 150 - 6th Avenue S.W., Calgary, Alberta T2P 3Y7, Telephone (403) 716-4500, Fax (403) 264-0251; website: www.precisiondrilling.com.